June 28, 2019

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
Attention: Sondra Snyder and Jennifer Thompson

Re:	Worldpay, Inc. Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 26, 2019

Dear Ms. Snyder and Ms. Thompson:

Worldpay, Inc., (“Worldpay,” “we” or the “Company”), is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 31, 2019, with respect to Worldpay’s Form 10-K filed with the Commission on February 26, 2019 for the fiscal year ended December 31, 2018 (SEC File No. 1-35462) (the “Form 10-K”).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Adjustments, page 38

1.
Please tell us where you provide the disclosure required by Item 10(e)(i)(C) of Regulation S-K. If your disclosure under the heading "Adjusted Net Income" on page 38 is intended to meet this requirement, please revise your disclosure to better explain why the specific adjustments made by your company result in a measure that provides useful information to your investors. Your current disclosure does not acknowledge that your Adjusted Net Income metric retains all of your revenue while removing some of the expenses that were necessary to achieve that revenue; additionally, your current disclosure appears overly generic when explaining why these adjustments and the resulting Non-GAAP metric provide useful information to your investors.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings we will revise our current disclosure under the heading “Adjusted Net Income” to better explain our specific adjustments and address why these adjustments provide useful information to investors. See below for our revised disclosure.

Sondra Snyder and Jennifer Thompson
Securities and Exchange Commission
June 28, 2019

Adjusted Net Income
We use adjusted net income for financial and operational decision making as a means to evaluate period-to-period comparisons of our performance and results of operations. The adjusted net income is also incorporated into performance metrics underlying certain share-based payments and our annual incentive plan. We hold management accountable to the adjusted net income measure as it represents the earnings of the business resulting from the ongoing investments required to run the business. In addition, we believe the adjusted net income measure provides useful information to investors because it allows investors to understand a key measure we evaluate internally in making operating and strategic decisions, preparing our annual plan and evaluating our overall business performance as well as assists them with comparing business performance across companies.
In calculating the adjusted net income, we do not adjust revenue for non-GAAP items, but we do make certain non-GAAP adjustments to our other operating costs, general and administrative, depreciation and amortization and non-operating income (expense) line items, as well as certain tax adjustments, to adjust our GAAP operating results for the items presented under the Non-GAAP Adjustments and Tax Adjustments headings. This non-GAAP measure should be considered together with our GAAP operating results.

2.
We note that your Non-GAAP measure Adjusted Net Income contains an adjustment titled "Intangible Amortization Expense." Please provide us with a reconciliation of the amount of the adjustment seen in your Non-GAAP measure to the amount of amortization expense quantified in Note 5 to your financial statements, and if different, to your total GAAP amortization expense. Please provide this information for each of Fiscal 2017, Fiscal 2018 and the three months ended March 31, 2019. If the amount of this adjustment differs from your total GAAP amortization expense, please tell us in more detail why you believe adjusting for this specific amount of amortization expense provides useful information to your investors and how you considered whether this results in the presentation of an individually tailored recognition and measurement method for amortization expense. Refer to the guidance in Question 100.04 of the April 4, 2018 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures available on our website at:

https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the following table presents a reconciliation of our non-GAAP intangible amortization expense adjustment to our GAAP depreciation and amortization expense for the years ended December 31, 2018 and 2017 and for the three months ended March 31, 2019.

($ in millions)	Year Ended
	December 31,		Three Months Ended
	2018	2017	March 31, 2019
GAAP Amortization Expense	$821.9	$222.6	$197.4
GAAP Depreciation Expense	273.1	95.9	67.0
Total GAAP Depreciation and Amortization Expense per filings	1,095.0	318.5	264.4

Non-GAAP Intangible Amortization - acquired intangibles	808.9	209.2	194.7
Non-GAAP Depreciation Expense - acquired software	129.5	8.6	31.5
Total Non-GAAP Adjustments per filings	938.4	217.8	226.2

Amortization and Depreciation Expense not adjusted for non-GAAP presentation	$156.6	$100.7	$38.2

Sondra Snyder and Jennifer Thompson
Securities and Exchange Commission
June 28, 2019

Per the above table, the Company excludes the amortization and depreciation expense associated with intangible assets and software acquired through acquisitions to arrive at our Adjusted Net Income measure. The Company believes the exclusion of these items is appropriate because the amortization associated with acquired assets is derived based upon a fair value versus the cash cost basis of the assets and as such does not represent the ongoing investment required to maintain the earnings of the Company’s business. The recording of acquired businesses and other acquired assets at fair value inherently recognizes acquired intangible asset and software values that are not recorded on a comparable basis to the Company’s internally developed intangibles and software. Therefore, the recording of acquired assets at fair value creates an amortization and depreciation stream that diverges from that generated by the Company’s existing businesses, which is limited to the amortization of intangibles and depreciation of software and tangible assets that are the result of our continued annual investment. We believe that it is important to understand this difference in order to calculate the long-term value of the business. Further, when the Company performs a valuation on a potential target company, it excludes depreciation and amortization expense from the valuation since the assets generating the depreciation and amortization expense will be fair valued under the ASC 805, Business Combinations, accounting guidance.
******
Should you have any questions, please contact the undersigned at (513) 900-5401.
Sincerely yours,

/s/ Christopher Thompson
Christopher Thompson
SVP, Controller and Chief Accounting Officer

cc:	Jared M. Warner, Esq., General Counsel, Worldpay, Inc.
Stephanie L. Ferris, Chief Financial Officer, Worldpay, Inc.